Exhibit 99.7

CONSENT OF APPOINTED ACTUARY

I consent to the incorporation by reference in Registration Statement Nos. 333-105130 and 333-229698 on Form S-8 and use and incorporation by reference in this Annual Report on Form 40-F of Sun Life Financial Inc. (the “Company”) for the year ended December 31, 2021 of the Appointed Actuary’s Report to the Shareholders and Directors dated February 9, 2022 (the “Report”), relating to the valuation of the policy liabilities and reinsurance recoverables of the Company and its subsidiaries for its Consolidated Statement of Financial Position at December 31, 2021 and December 31, 2020 and their change in the Consolidated Statements of Operations for the year ended December 31, 2021.

_/s/ Kevin Morrissey_______________

Kevin Morrissey
Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada
February 9, 2022